UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

Commission File Number: 001-40758

GDEV Inc.

(Translation of registrant’s name into English)

55, Griva Digeni

3101, Limassol

Cyprus

Telephone: +35722580040

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                            Form 40-F ☐

EXPLANATORY NOTE

On August 21, 2026, GDEV Inc. (NASDAQ: GDEV) (the “Company”) issued a press release announcing its results for the six months ended June 30, 2026. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

The Company’s unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2026 is attached to this Form 6-K as Exhibit 99.2.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K (including Exhibits 99.1 and 99.2) is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-280580 and File No. 333-282062) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2026

GDEV Inc.

By:	/s/ Alexander Karavaev
Name: Alexander Karavaev
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press release, dated August 21, 2026

99.2	Unaudited interim condensed consolidated financial statements of GDEV Inc. for the three and six months ended June 30, 2026.